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                          March 11, 2021

       George Chamoun
       Chief Executive Officer
       ACV Auctions Inc.
       640 Ellicott Street, #321
       Buffalo, New York 14203

                                                        Re: ACV Auctions Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed February 26,
2021
                                                            File No. 333-253617

       Dear Mr. Chamoun:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 filed February 26, 2021

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Impact of COVID-19 on Our Business
       Adjusted EBITDA, page 65

   1. We note your disclosure of Adjusted EBITDA on a quarterly basis. In accordance with
                                                        Item 10(e) of
Regulation S-K, please reconcile your quarterly non-GAAP financial measures to the most
directly comparable GAAP measure.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 George Chamoun
ACV Auctions Inc.
March 11, 2021
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Scott Stringer at 202-551-3272 or Angela Lumley at 202-551-3398 if
you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.



                                                           Sincerely,
FirstName LastNameGeorge Chamoun
                                                           Division of
Corporation Finance
Comapany NameACV Auctions Inc.
                                                           Office of Trade &
Services
March 11, 2021 Page 2
cc:       Alan Hambelton
FirstName LastName